ACTION BY CONSENT IN WRITING IN LIEU OF A MEETING OF

THE BOARD OF DIRECTORS FOR AMERICAN HOUSING INCOME TRUST, INC.

The Board of Directors for American Housing Income Trust, Inc., a Maryland corporation (the “Company”), pursuant to Article III, Section 10, hereby consent to the following actions in lieu of a meeting:

WHEREAS, on March 1, 2017, pursuant to consents in lieu of writing dated February 24, 2017 (the “February 24th Consents”), the Company submitted its Company-Related Action Notification Form with the Financial Industry Regulatory Authority (“FINRA”) disclosing the change in control at the Board of Directors in light of Michael Ogburn being appointed to serve as Chairman of the Board, and Chief Executive Officer and Chief Financial Officer effective upon closing of the Stock Exchange Agreement with IX Biotechnology, Inc., a Wyoming corporation (the “SEA”). The SEA is set to close on March 13, 2017. FINRA has indicated it has no further comment on the Company’s Company-Related Action Notification Form.

WHEREAS, pursuant to the February 24th Consents, the Board created the Real Estate Committee and set forth the duties and obligations of this newly formed committee. The Real Estate Committee consists of Sean Zarinegar, Kenneth Hedrick and Les Gutierrez.

WHEREAS, in order to comply with the Bylaws for the Company, the Board of Directors has nominated Joaquin Flores and Brian Werner for appointment as members of the Board of Directors. Prior to submitting its notification of appointment to Mr. Flores and Mr. Werner, the Board of Directors received executed Bad Actor Disqualification Statements from Mr. Flores and Mr. Werner, respectively, acknowledging that neither individual has disclosable events going back five and ten years. The Company also received executed Acceptance of Appointment letters from Mr. Flores and Mr. Werner.

WHEREAS, pursuant to Article III, Section 4 of the Bylaws, the Board of Directors may increase the number of directors.

NOW THEREFORE the Board of Directors directs the Secretary to enter the following consent resolutions into the books and records of the Company:

RESOLVED that, subject to full performance by IXB of its conditions precedent under the SEA and closing of the SEA, and written acceptance of these consent resolutions by IXB to be delivered at the time of closing of the SEA, the Board of Directors hereby appoints Joaquin Flores and Brian Werner to serve as members of the Board of Directors.

RESOLVED that, effective March 13, 2017, assuming closing of the SEA, the Board of Directors shall consist of Messrs. Ogburn, Flores and Werner, and the Real Estate Committee shall consist of Messrs. Zarinegar, Hedrick and Gutierrez.

RESOLVED, that the Board of Directors hereby ratifies and approves all prior actions of the officers, and the Company’s agents, accountants and attorneys, as being in the best interests of the Company, including the actions of Sean Zarinegar in facilitating the transactions set forth in these resolutions.

RESOLVED, that the officers of the Company are, and each acting alone is, hereby authorized to do and perform any and all such acts, including execution of any and all documents and certificates, as such officers shall deem necessary or advisable, to carry out the purposes and intent of the foregoing resolutions.

[SIGNATURES ON FOLLOWING PAGE]

Dated: March 7, 2017

RESOLVED:

/s/ Sean Zarinegar

Sean Zarinegar

Chairman of the Board

Abstain from voting

Les Gutierrez

Director

/s/ Kenneth Hedrick

Kenneth Hedrick
Director

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